

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 7, 2007

<u>Via U.S. mail</u>

Mr. Jon S. Brumley, President and Chief Executive Officer
Encore Energy Partners GP LLC
777 Main Street, Suite 1400
Fort Worth, Texas 76102

>    **Re:    Encore Energy Partners LP
>    Amendment No. 2 to Registration Statement on Form S-1
>    Filed July 16, 2007
>    File No. 333-142847**

Dear Mr. Brumley:

    We have reviewed your response letter and the amended filing, and we have the following comments. We have not completed the engineering review. We may issue additional comments, if any, under a separate cover. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed July 16, 2007

Non-GAAP Financial Measures, page 16

1.      We note from your response to comment 4 of our letter dated July 11, 2007, that
        you believe it is important to maintain consistency between the way you report
        EBITDA and the way you are required to calculate EBITDA for purposes of your
        revolving credit agreement.  Please expand your disclosure regarding the
        usefulness of the non-GAAP measure to disclose, if true, that the non-GAAP
        measure is consistent with that used in your revolving credit agreement.
        Otherwise, disclose the differences in the measure used by management and that
        used in your revolving credit agreement.

2.      We note that your definition of EBITDA does not represent earnings before
        interest, taxes, depreciation and amortization.  Please revise your characterization
        of the non-GAAP measure to clearly identify the earnings measure being used and
        all adjustments.  For further guidance refer to answer #14 in our *Frequently Asked
        Questions Regarding the Use of Non-GAAP Financial Measures*, which may be
        found at the following address:
        http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#ebit

Material Tax Consequences, page 160

3.      To eliminate any potential for ambiguity, plainly state counsel's basic opinion,
        including that you will be treated as a partnership for federal income tax purposes.
        We note the reference at page 161 to the ensuing discussion being based on that
        opinion, but it does not appear to be stated in so many words.

Exhibit 8.1

4.      Obtain and file a signed and dated opinion of counsel that indicates that the
        referenced disclosure "is" or "constitutes" the opinion of named counsel, rather
        than merely reflecting it.  Also, we remind you of comment 1 from our comment
        letter dated July 11, 2007.

Unaudited Pro Forma Financial Statements, page F-2

Unaudited Pro Forma Statement of Operations for the Three Months Ended March 31,
2007, page F-4

5.      Please present the pro forma adjustments related to the initial public offering in a
        separate column from the pro forma adjustments related to the Elk Basin
        acquisition.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at (202) 551-3688 or April Sifford at (202) 551-3684 if you have questions regarding the accounting comments.  Direct your questions regarding the engineering comments to James Murphy, Petroleum Engineer, at (202) 551-3703.  Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     R. Milne
        A. Sifford
        J. Murphy
        T. Levenberg
        C. Moncada-Terry

        VIA FACSIMILE

        Sean T. Wheeler
        Baker Botts L.L.P.
        713.229.7868